CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

September 5, 2007

TSX Venture Exchange Symbol: CMA

 OTC Bulletin Board Symbol: CRMXF

 U.S. 20-F Registration:  000-29870

 Frankfurt Stock Exchange:  WKN 866036

 (www.finanztreff.de)

Cream Minerals’ Infill Drilling Confirms Dos Hornos Mineralized Zone Extends Over 1.2 kms (3/4 Mile) at Nuevo Milenio, Mexico – Silver up to 1,388.4 g/t

Vancouver, B.C. – September 5, 2007 – Cream Minerals Ltd. (TSX Venture - CMA) (“Cream” or the “Company”) is pleased to announce that infill diamond drilling has confirmed the continuity of the Dos Hornos mineralized zone to 1,170 metres (3/4 mile) on the Nuevo Milenio Property in Mexico.  This positive result strongly adds to the viability of the project and the justification for further expansion of the work.

We are now in receipt of assays for holes 24 to 27.  Thirty-one diamond drill holes have been completed to date with nine having tested quartz veins parallel to the Dos Hornos #1 zone.  Drilling now suggests that the zone has been slightly displaced by faulting into three segments, and is open to north and south.  (See attached sketch).

Mr. Frank Lang, President and CEO of Cream Minerals Ltd. commented “The Management of the Company is very pleased with these results, which confirm the continuity of Segments 1, 2 and 3 and show significant mineralization over substantial widths.  In all cases, experience has shown that grades have been reduced by weathering, faulting and leaching.  Underground channel sampling in adits and shafts within the same vein fault has given higher and more consistent assay values when compared with drill core assays from the identical area.”

The first segment from Adit 1 to DDH 01-03 is about 310 metres in strike length.  The second segment from Trench 3 to DDH 07-29 is about 380 meters long and the third to the south has an indicated strike length of 480 meters.

Within these segments, the mineralized sections are quite variable in size and grade with widths up to 28 meters (92 feet) in DDH 02-06 and grades up to 19.30 g/t gold over 2 meters (6.56 feet) in the same hole.  In DDH 07-23 the silver grade is up to 1,388.40 g/t over 2 meters (6.56 feet).  (See previous news releases July 16/07 and March 21/07).

Results for holes DDH 07-23 reported previously and DDH 07-24, 25, 26 and 27, are as follows:

Description	Sample	From	To	Meters	Feet	Au g/t	Ag g/t

DDH 07–23 High-grade zone narrower but good grade
Weighted Average	295758-60	78.60	84.60	6.00	19.68	1.706	525.73
Including	295758-59	78.60	82.60	4.00	13.12	2.438	771.20
Including	295759	80.60	82.60	2.00	6.56	4.35	1,388.40

DDH 07–24 Wide breccia zone with quartz veining and stockwork – oxidized – leached.
All Samples	295792-800	104.00	122.00	18.00	59.04	0.128	69.26
Including	295796-97	112.00	116.00	4.00	13.12	0.190	107.00
Including	295792	104.00	106.00	2.00	6.56	0.090	145.00
Including	295796	112.00	114.00	2.00	6.56	0.210	154.00
Including	295800	120.00	122.00	2.00	6.56	0.390	131.00

In DDH 07-24, gold-silver mineralization is located within an 18 meters wide fault vein and quartz stockwork zone cutting oxidized micro breccia.  Fault breccia and gouge zones show leaching and oxidation suggesting loss of silver and gold values.

DDH 07-25 - Segment 4 open to the South of Segment 3

No significant gold or silver values were received from this hole even though some drill core samples showed significant sulphides similar to those encountered in some parallel quartz veins, which suggests displacement of the mineralized zone to the northeast.

Description	Sample	From	To	Meters	Feet	Au g/t	Ag g/t

DDH 07-26 - Segment 3 - Section 1
Total Section	29868-71	135.50	143.50	8.00	26.24	0.655	27.38
Including	29868-69	135.50	139.50	4.00	13.12	0.973	36.50
Including	29869	137.50	139.50	2.00	6.56	1.741	70.00

DDH 07-26 - Segment 3 - Section 2
Total Section	295878-85	155.50	171.30	15.80	51.82	0.392	25.58
Including	295881-84	161.50	169.30	7.80	25.58	0.643	45.45
Including	295881	161.50	163.50	2.00	6.56	0.980	115.00
Including	295883	165.50	167.30	1.80	5.90	0.878	3.40

Values here in DDH 07-26 are spread out over two wide sections of 8.00 and 15.80 meters (26.24 and 51.82 feet) within which are quartz vein faults with gouge, breccia, strong oxidation and leaching resulting in relatively low values.

DDH 07-27 - Segment 3 - Section in Fault zone
Average All Samples	295893-98	180.80	192.70	11.90	39.03	0.493	19.71
Including	295896-98	186.80	192.70	5.90	19.35	0.710	27.69
Including	295896	186.80	188.80	2.00	6.56	1.365	12.00

DH 07-27 is also a good wide zone of 11.90 meters (39.03 feet) partially faulted off due to its location within a fault gouge zone.

An example of obtaining lower grade results due to weathering, faulting and leaching is shown in channel sample results from historic shaft 12, which is 8 meters deep and located along the drill section of DDH 07-26 and DDH 07-27.  Shaft 12 was sunk below the contact of the young rhyolite flow overlaying Dos Hornos Zone #1.  The exposed vein in the shaft shows high gold values with no oxidation, minor faulting and some leaching of silver values.

Shaft 12	Sample	Meters	Feet	Au g/t	Ag g/t
Creston Dos Hornos	295693	1.20	3.94	2.506	91.00
Quartz veins plus silica flooding	295694	1.00	3.28	0.342	9.40
along shaft wall	295695	1.60	5.25	7.337	40.40
along shaft wall	295696	1.40	4.59	4.937	7.70
along shaft wall	295697	1.50	4.92	8.777	32.00
Weighted Average		1.34	4.40	5.249	36.12

Mr. Ferdinand (Fred) Holcapek, P. Eng., is supervising exploration programs on the Nuevo Milenio Property and is the Company's "Qualified Person" for the purpose of National Instrument 43-101.  Mr. Holcapek is responsible for the technical information contained in this news release.

Mr. Holcapek recommends that the next phase should consist of underground bulk sampling at an estimated cost of $1,000,000 to establish the true grade of the zone.

For more information, including about Cream and its mineral property interests, please visit Cream’s website – www.creamminerals.com.

Frank A. Lang, BA, MA, P. Eng.

President & CEO

For further information please contact: Investor Relations

Tel:  (604) 687-4622  Fax:  (604) 687-4212  Toll Free:  1-888-267-1400

Email:  info@creamminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.

N25 W
S25E
1,400 m
SEGMENT 2
SEGMENT 3
SEGMENT 4
Shaft 12
Surface Cut
MINA SAN MIGUEL
Arroyo
San Miguel
Shaft 13
Shaft 14
MINA
SANTA
GERTRUDIS
Trench 3
Trench 4
Shaft 10
Shaft 9
1,200 m
DDH 07 -26
DDH 07 - 28
DDH 20 - 06
DDH 16 - 06
DDH 07 - 27
DDH18 -06
DDH 19 - 03
DDH 22- 06
DDH 07- 25
DDH 10 -06
DDH 11 - 03
DDH 15 - 06
DDH 07 -29
DDH 07- 24
DDH 07 - 23
DDH 19 - 06
Adit 3
DDH11 - 06
DDH 07 –30
DDH 21- 06
Adit 4 Level 1,075 m
DDH 02 - 03
DDH 07 - 31
1,000 m
DDH 07 – 32
Drill Holes 2003
Drill holes 2006, 2007
assayed
Drill Holes Proposed
0 m
100 m
200 m
800 m
Fault
N80W/75S
2360700 N
2360500 N
2360300 N
600 m
Fault
N70E/60S
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS South, Zone 1
PRELIMINARY LONGITUDINAL SECTION
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
Aug. 28, 2007

CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS ZONE 1, SEGMENT 1
PRELIMINARY LONGITUDINAL SECTION
BY: Ing. German Francisco R
April 20, 2007
F. Holcapek, P.Eng.
Up dated: Aug. 31,2007
StrikeN35W
Strike N20W
Strike N
1200m
1200 m
SEGMENT 1
SEGMENT 2
Arroyo Dos Hornos
Road to DDH 16 - 06
Shaft 5
Road
Shaft 4
Trench 2
Fault N70E/60S
Shaft2
Shaft 3
Trench 1
1100 m
Arroyo Guadalupana
Adit 2
Adit 1
DDH 18 - 03
Fault N70E/60S
X-cut Adit 4
DDH 17 -03
DDH 12 - 06
DDH 05 - 06
DDH 02 - 06
DDH 14 - 06
DDH 01-06
1000m
DDH 01 -03
0 m
50 m
100 m
Fault N80W/75S
Fault N70E/60S
DDH 03 -06
DDH 09 -06
FAULT TRACE N35W/70 SW
FAULT
DDH 04-06
900 m
2361000 N
2360900 N
2360800 N
2360700 N
DDH 07 - 33